F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Selected for Advanced Satellite Communications
Terminal Technology Demonstration Project

AST Project Will Extend the Software Communications Architecture to Satellite Communications

Burnaby, B.C., Canada – March 5, 2004 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance wireless signal processing solutions, today announced that the Government of Canada has awarded a CAN $3.2 million contract to a team of companies consisting of MacDonald Dettwiler and Associates Ltd., QinetiQ Ltd, and Spectrum for the Advanced Satcom Terminal (AST) Technology Demonstration Project.

The purpose of this project is to develop, integrate and demonstrate a reconfigurable, multi-function satellite communications terminal that can replace several unique fixed-function terminals. By implementing Software Defined Radio (SDR) technologies and the Software Communications Architecture (SCA) developed by the Joint Tactical Radio System (JTRS) program in the United States, one satellite terminal will be capable of supporting several satellite networks operating at different frequencies with different waveforms and protocols. The resultant benefits include less equipment in the field, more cost effective maintenance and support, and significant improvements in interoperability.

MacDonald Dettwiler, as the prime contractor, has overall system design and integration responsibility. QinetiQ, formerly an agency of the UK Ministry of Defence and now Europe’s largest science and technology organization, will provide the satellite communications waveforms. Spectrum’s flexComm™ SDR-3000 platform, complete with an SCA core framework, will function as the heart of the system, with deliveries expected to start as early as the second quarter of 2004 with completion in 2006.

“This project will make use of several of Spectrum’s key technologies, including our heterogeneous processing SDR platform with its high performance switch fabric, which enables the processing of extremely wideband signals typical of satellite communications. Furthermore, we will be leveraging our expertise in the SCA and extending it to high band satellite communications, a requirement for all future US military satellite communications programs,” stated Pascal Spothelfer, Spectrum’s President and CEO. “Satellite communications applications represent a significant market segment for Spectrum. This project provides us with an unique opportunity to demonstrate the possibilities offered by reconfigurable, interoperable satellite communications modems, thereby enhancing our technological leadership position in that area.”

“Spectrum’s leadership in off-the-shelf SCA-enabled reconfigurable processing solutions made it our partner of choice to handle the very high bandwidth requirements for satellite communications,” said Lee Carson, Vice President Defence and Security Systems at MacDonald Dettwiler. “This project is the first of its kind and puts MacDonald Dettwiler and the other team members in a very strong position to win future projects using this type of technology, not just in Canada, but also in the US and internationally.”

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Lyle Wagner, AST Project Manager at Defence Resarch and Development Canada, further explained that, “The purpose of this project is to expand the JTRS concept of interoperable tactical radios to a more challenging problem; high data rate Satcom terminals. This demonstration will not only validate technology for larger communications problems, but also demonstrate the potential for expanding into electronic warfare and software radar applications. DRDC is very pleased to make use of world leading technologies developed by Canadian companies and to be able to work with MacDonald Dettwiler, QinetiQ and Spectrum on this very important project.”

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum provides its customers with faster time to market and lower costs via flexible, reliable and high-performance solutions. Spectrum platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

Related Websites:

www.mda.ca/
www.ottawa.drdc-rddc.gc.ca/
www.spectrumsignal.com/
www.qinetiq.com/

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the commercial wireless market, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contacts:

Manuel Uhm Technical and Trade Media Phone: 604.421.5422 Email: manuel_uhm@spectrumsignal.com	Brent Flichel Investor Relations and Business Media Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com